DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR April 27, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable












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                                 FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                  OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    230-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    April 27, 2005

3.  Press Release
    -------------

    April 27, 2005

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF), the lead consortia member of the West Lorne BioOil Cogeneration Project, announced today that grid synchronization was completed at its plant in West Lorne, Ontario, Canada.

The completion of grid synchronization puts the West Lorne cogeneration plant in a position to deliver energy to Ontario's grid. Once fully commissioned, the integrated BioOil cogeneration plant will be capable of supplying 2.5 Mwe per hour to the grid.

The West Lorne BioOil Cogeneration Project (first of its kind for pyrolysis technology) is partially funded with a Cdn $5 million contribution from Sustainable Development Technology Canada (SDTC), a foundation created by the Government of Canada to support the development and demonstration of clean technologies. Additional support was leveraged from consortia members.

DynaMotive continues the process of commissioning the BioOil plant. Consistent with the SDTC contract agreement, the Company met its first commissioning milestone which demonstrated bio fuel production in Q1. The milestone demonstrated the validity of the process and the capability of the plant to produce BioOil and char from biomass. The bio fuel production yielded BioOil and char of similar quality and quantity of that produced in DynaMotive's pilot plants. In addition, operational parameters and operational practices were confirmed.


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The second stage of the commissioning process is expected to continue through
Q2. Activities during this stage of commissioning are focused on equipment acceptance tests and verification of their performance. Based on data from operations to date, corrective work has been identified as being needed on the reactor burner system. This work is being undertaken currently and is not expected to have a material timing or financial impact.

Once the second stage of the commissioning process is completed, sustained operations will commence, this being the third and final stage of the commissioning and acceptance process. The process follows that of previous plant commissioning by DynaMotive.

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 27th day of April 2005.


                 DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                          (signed)         "Richard Lin"
                                            Richard Lin
                                            Chairman

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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


























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DYNAMOTIVE ENERGY SYSTEMS CORPORATION           News Release - April 27, 2005
                  West Lorne BioOil Cogeneration Project Update
                        Grid Synchronization Completed

Vancouver, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF), the lead consortia member of the West Lorne BioOil Cogeneration Project, announced today that grid synchronization was completed at its plant in West Lorne, Ontario, Canada.

The completion of grid synchronization puts the West Lorne cogeneration plant in a position to deliver energy to Ontario's grid. Once fully commissioned, the integrated BioOil cogeneration plant will be capable of supplying 2.5 Mwe per hour to the grid.

The West Lorne BioOil Cogeneration Project (first of its kind for pyrolysis technology) is partially funded with a Cdn $5 million contribution from Sustainable Development Technology Canada (SDTC), a foundation created by the Government of Canada to support the development and demonstration of clean technologies. Additional support was leveraged from consortia members.

DynaMotive continues the process of commissioning the BioOil plant. Consistent with the SDTC contract agreement, the Company met its first commissioning milestone which demonstrated bio fuel production in Q1. The milestone demonstrated the validity of the process and the capability of the plant to produce BioOil and char from biomass. The bio fuel production yielded BioOil and char of similar quality and quantity of that produced in DynaMotive's pilot plants. In addition, operational parameters and operational practices were confirmed.

The second stage of the commissioning process is expected to continue through Q2. Activities during this stage of commissioning are focused on equipment acceptance tests and verification of their performance. Based on data from operations to date, corrective work has been identified as being needed on the reactor burner system. This work is being undertaken currently and is not expected to have a material timing or financial impact.

Once the second stage of the commissioning process is completed, sustained operations will commence, this being the third and final stage of the commissioning and acceptance process. The process follows that of previous plant commissioning by DynaMotive.

The West Lorne BioOil cogeneration plant is the first of its kind and is a seven times scale up from DynaMotive's previous generation plants. Based on commissioning data and experience, a larger fourth generation facility will be developed. DynaMotive has previously announced that it has entered into a memorandum of understanding for a 200 tonne per day plant that would follow the commissioning of the West Lorne BioOil cogeneration plant.

DynaMotive Energy Systems Corporation
-------------------------------------

DynaMotive is an energy systems company that is focused in the development of innovative energy solutions based on its patented pyrolysis system. Through the application of its technology and know how, the Company intends to tap into abundant organic resources that are generally discarded by the

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agricultural and forest industries at a cost and convert them into a renewable and environmentally friendly fuel. Examples include forestry residues, wood bark agricultural residues such as sugar cane bagasse. The Company has successfully converted each of these residues into BioOil and char making them a renewable and environmentally friendly oil and char reserve that is available world-wide.

About SDTC
----------

SDTC is a foundation created by the Government of Canada that operates a Cdn $550 million fund to support the development and demonstration of clean technologies that address issues of climate change, clean air, water and soil quality. These solutions deliver environmental, economic and health benefits to Canadians. An arm's length, not-for-profit corporation, SDTC works with private, financial, academic and public sectors and with the Government of Canada to build a sustainable development technology infrastructure in Canada.

For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000             Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: investor@DynaMotive.com                    Website: www.DynaMotive.com


Forward Looking Statement
-------------------------

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.

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